September 29, 2025

Shlomo Bleier
Chief Executive Officer
Elektros, Inc.
1626 South 17th Avenue
Hollywood, FL 33020

       Re: Elektros, Inc.
           Offering Statement on Form 1-A
           Filed September 2, 2025
           File No. 024-12655
Dear Shlomo Bleier:

       We have reviewed your offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A
Cover Page

1. Your cover page indicates the Company is offering on a best-efforts, self-underwritten basis, 800,000,000 shares of common stock. However you also provide on the cover page that there is a maximum of 20,000,000 shares to be sold. Please revise or clarify.
2. We note your disclosure that Mr. Bleier indirectly owns 326,000,000 common shares of the Company and 50,000 shares of Series A non-convertible preferred stock through Jewish Enrichment Enterprises, Inc. entitling Mr. Bleier to 10,000 votes of the class of common stock for each Series A preferred share held resulting in the equivalent votes equal to 500,000,000 shares of common stock. Please expand your cover page disclosure to clarify the respective voting rights of your Series A Preferred
       Stock and Common Stock.
 September 29, 2025
Page 2
Part II - Offering Circular Summary, page 2

3. We note you provide on the cover page and on page 3 that the number of common stock shares outstanding before the offering of 447,490,718, which differs from the number of shares of common stock issued and outstanding as of the date of the offering in the third paragraph of page 3 and in the second paragraph on page 18 of 447,440,718. Please reconcile.
Our Offering, page 3

4.     You provide you are offering up to 800,000,000 shares of common stock.
You also
       provide you have 447,440,718 shares of common stock issued and outstanding, and the total number of authorized shares of common stock is 500,000,000, and plan on increasing that number to 2,000,000,000 before qualification of your offering statement. Please revise your disclosure to address any risks if you are unable to increase the number of shares prior to qualification of your offering statement, and update your offering statement as appropriate.
5. We note your disclosure here that there is no underwriter for this offering. Please revise to clarify that Mr. Bleier is deemed to be a statutory underwriter of this offering.
6. On your cover page you disclose that it is currently estimated that the direct public offering price per share will be between $0.001 and $0.05. However you provide on page 18 the maximum price per share is $0.20. Please revise or clarify.
7. We note your use of proceeds disclosure here appears inconsistent with your disclosure on page 16. Please revise or advise. We also note you disclose that you intend to use a portion of the proceeds for acquisitions. If any material amount of the proceeds is to be used to acquire assets, otherwise than in the ordinary course of business, briefly describe and state the cost of the assets. If the assets are to be acquired from your affiliates or their associates, give the names of the persons. Refer to Item 6 of Part II of Form 1-A.
Risk Factors
Risks Relating to Our Business, Securities and Industry, page 8

8.     You provide Jewish Enrichment Enterprise, Inc., owned and controlled by
Shlomo
       Bleier, your sole officer and director, is your controlling shareholder, owning approximately 87.18% voting control. Please add a risk factor disclosing the risks to shareholders and the Company due to Mr. Bleier's control of the Company. We have no revenue and no cash which makes it difficult to accurately evaluate our business prospects, page 9

9. Please revise to disclose that do not plan to have any revenues for at least 12 months.
       We note your disclosure on page 7.
 September 29, 2025
Page 3
Regulatory and Industry Risks, page 12

10. You provide that artisanal mining licenses are valid for up to one year and can be renewed if the holder complies with the relevant regulations. You also note that applicants (both individuals and co-operatives) must demonstrate sufficient capital and mining experience to operate within the prescribed artisanal mining framework.
       You provide risk factors that describe you are relying on your Chief Executive Officer who has no experience in lithium mining, and your auditor provides you demonstrate adverse conditions that raise substantial doubt about your ability to continue as a going concern. Please revise your disclosure to discuss the risks if the holder of the artisanal mining license is unable to renew their license.
Description of Business, page 15

11. Your website provides you are revolutionizing data center operations with your dual focus on renewable backup energy systems and specialized AI infrastructure. Please revise your disclosure to detail your data center solutions business. Use of Proceeds, page 16

12. The amount of proceeds for a 25% scenario totals $5,100,000. Revise your estimated costs of $3,825,000 to include the additional $1,275,000 of proceeds and how those would be used.
Dilution, page 17

13. In the dilution table, please recalculate and revise the amounts presented in the 25%
       and 50% scenarios for each of the following line items: Book Value Per Share After the Offering, Net Increase to Original Shareholder, Decrease in Investment to New
       Shareholders, and Dilution to New Shareholders (%). In addition, please tell us how you considered the expenses incurred of $25,000 relate to the offering in your dilution calculations.
Plan of Distribution, page 18

14. We note your disclosure that the sale of your common stock offered by you through this offering may be effected by one or more of the following methods: internet, social media, and any other means of widespread communication including but not limited
       to crowdfunding sites, ordinary brokers    transactions; transactions
involving cross or
       block trades; through brokers, dealers, or underwriters who may act solely as agents;
       in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents; in privately negotiated transactions; or any combination of the foregoing. Please tell us how you expect these offers and sales will comply with Rule 251(d) and 255(b). Also, to the extent shares are to be offered through an underwriter, please provide the information required by
       Item 5 of Part II of Form 1-A and file the underwriting agreement as an exhibit.
Description of Securities, page 19

15. Please expand your description of securities to disclose the voting rights of each of the
       Common Stock and Preferred Stock.
 September 29, 2025
Page 4

Description of Facilities, page 20

16. Please reconcile your disclosure here that your office space is provided rent free by your director with the disclosure in Note 6 on page F-10 and F-18 that in 2022, the
       Company prepaid a 15 year lease for office space totaling $310,125 and prepaid a 15 year lease for commercial space totaling $375,000.
Statement of Changes in Stockholder (Deficit), page F-5

17. Please tell us and disclose the nature of the "Shares Payable" recorded in FY2022 for
       $68,471, including why cash was collected in 2022 and the related shares were issued in 2023. In this regard, Note 9 on page F-11 indicates that during the year ended
       December 31, 2023, 705,891 shares of common stock were sold to Chaya Goldschein for proceeds totaling approximately $68,471. In addition, we note that the Statement of Cash Flows on page F-6 appears to reflect a reduction of cash in FY2023 for the
       $68,471, rather than a receipt of cash.
Notes to Audited Financial Statements
Note 2 - Summary of Significant Accounting Policies, page F-7

18.    We note your disclosure on page 7 that states,    We entered into a
ground lease
       agreement and with Mr. Daniel Sellu in Gbu-Gbu village Gawola Town in the
       Tinkoko chiefdom Bo District in the southern part of Sierra Leone, Africa and a joint venture with Mr. Kemo Kamara on August 15, 2024. Mr. Kamara is responsible for managing local operations, licensing, labor, packaging, and shipment preparations.
       Please disclose accounting policies to address the lease agreement and the joint venture, or explain why you do not believe the disclosure is necessary.
19. Please provide an accounting policy for segments, as required by ASC 280-10-50.
       Additionally, address ASU 2023-7 under Recently Issued Accounting Pronouncements on page F9.
Exhibits

20. Please provide all material contracts as exhibits. For example, please provide the ground lease agreement with Mr. Daniel Sellu and the joint venture with Mr. Kemo
       Kamara or explain why you do not believe you are required to do so. See
Item 17
       6.(b) of Regulation A.
General

21. Please clarify throughout the filing when you refocused your business plan to an artisanal mining operation based in Sierra Leone, Africa.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence
 September 29, 2025
Page 5

of action by the staff. We also remind you that, following qualification of your Form 1-A,
Rule 257 of Regulation A requires you to file periodic and current reports, including a Form
1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Myra Moosariparambil at 202-551-3796 or Kimberly Calder at 202-
551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell at 202-551-5351 or Irene
Barberena-Meissner at 202-
551-6548 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:   Tom DeNunzio